Endurance International Group Holdings, Inc.

10 Corporate Drive, Suite 300

Burlington, MA 01803

October 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endurance International Group Holdings, Inc.

Registration Statement on Form S-1

File No. 333-191061

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Endurance International Group Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-191061), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on October 24, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.
By:	/s/ David C. Bryson
Name:	David C. Bryson
Title:	Chief Legal Officer and Secretary